                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2005

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED


                    NO. 1 OFFICE BUILDING, NO. 690 BIBO ROAD
                     PUDONG NEW AREA, SHANGHAI, CHINA 201203

                    (Address of principal executive offices)

                                   ----------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F [X]              Form 40-F [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes [ ]              No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ___ .)

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED



                                    Form 6-K

                                Table of Content

                                                                           Page
                                                                          ------
Signature                                                                 Page 3

Press release regarding Shanda reports first quarter 2005 financial       Page 4
results, dated May 16, 2005.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        SHANDA INTERACTIVE ENTERTAINMENT LIMITED





                                        By: /s/ Shujun Li
                                            -------------
                                            Name: Shujun Li
                                            Title: Chief Financial Officer




Date: May 24, 2005

               SHANDA REPORTS FIRST QUARTER 2005 FINANCIAL RESULTS

                   - CASUAL GAMES DRIVE SOLID REVENUE GROWTH -
   - RECORD NET REVENUES OF US$ 60.0 MILLION, UP 15.3% QUARTER-OVER-QUARTER -
 - GROSS PROFIT MARGIN INCREASES TO 71.0%, AND OPERATING MARGIN REACHES 51.1% -

     (Shanghai, China, May 16, 2005) Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company and the largest operator of online games in China, today announced its unaudited financial results for the first quarter ended March 31, 2005.


SUMMARY OF THE FIRST QUARTER 2005:
o Net revenues increased 118.3% year-over-year and 15.3% quarter-over-quarter to RMB497.0 million (US$60.0 million); Shanda finds that focusing the discussion on net revenues provides the most clear and consistent presentation of our results, and Shanda will be referencing net revenues, rather than gross revenues, in the presentations for this period and future periods.

o Online games revenues, including MMORPG and casual games, for the first quarter of 2005 increased 96.7% year-over-year and 13.2% quarter-over-quarter to RMB441.6 million (US$53.3 million), accounting for 88.9% of total revenues; first quarter MMORPG revenues grew 10.3% quarter-over-quarter to RMB331.2 million (US$40.0 million) and casual game revenues grew 22.7% quarter-over-quarter to RMB110.4 million (US$13.3 million);

o Other revenues for the first quarter, which primarily include revenues from online advertising, and other value-added services and products, increased 36.2% quarter-over-quarter to RMB55.4 million (US$6.7 million), accounting for 11.1% of total revenues;

o Gross profit margin increased to 71.0% in the first quarter compared to 67.1% in the fourth quarter of 2004, while operating margin increased to 51.1% in the first quarter compared to 43.5% in the fourth quarter of 2004;

o Net income for the first quarter of 2005 was RMB220.1 million (US$26.6 million), and diluted earnings per ADS were RMB3.00 (US$0.36).

     "We continue to deliver strong growth in our online game business, which in turn is driving higher profit margins as our platform enjoys the benefits of scale," said Tianqiao Chen, Chairman and CEO of Shanda. "With new MMORPG games like Magical Land in beta test and a solid pipeline of new content, including Dungeons & Dragons(R) Online, we believe we are poised to continue our momentum. Meanwhile we continue to strategically diversify into new revenue streams like online advertising and potential new platforms for delivering content and services to a growing base of Chinese consumers."

FINANCIAL RESULTS (PRELIMINARY UNAUDITED)

     Net Revenues. In the first quarter of 2005, Shanda reported record net revenues of RMB497.0 million (US$60.0 million), representing a 118.3% increase compared to RMB227.6 million in the first quarter of 2004 and a 15.3% increase compared to RMB430.9 million in the fourth quarter of 2004.

     Online game revenues increased 96.7% year-over-year and 13.2% quarter-over-quarter to RMB441.6 million (US$53.3 million) in the first quarter of 2005. Total peak concurrent users for all Shanda games in commercial service in the first quarter of 2005 increased to 2.1 million from 2.0 million in the fourth quarter of 2004.

     Revenues from MMORPGs in the first quarter of 2005 increased 65.7% year-over-year and 10.3% quarter-over-quarter to RMB331.2 million (US$40.0 million), and accounted for 66.7% of total revenues. The increase in revenues from MMORPGs was primarily due to an increase in the average concurrent users and average revenue per user hour, or ARPU for MMORPGs. The average concurrent users of Shanda's MMORPGs in commercial service increased to approximately 748,000 in the first quarter of 2005 from 695,000 in the last quarter and the ARPU for Shanda's MMORPGs increased to RMB 0.22 in the first quarter of 2005 compared to RMB 0.21 in the previous quarter.

     Revenues from casual games in the first quarter increased 348.8% year-over-year and 22.7% quarter-over-quarter to RMB110.4 million (US$13.3 million) driven by the strong growth in active paying accounts for casual games to 4.4 million in the first quarter. Revenues from casual games accounted for 22.2% of total revenues.

     Shanda's other revenues increased 36.2% to RMB55.4 million (US$6.7 million) in the first quarter of 2005 from RMB40.7 million (US$4.9 million) in the fourth quarter of 2004. The increase in Shanda's other revenues was primarily due to the increase of online advertising revenues and of the revenue from the sale of Shanda Mibao, a user account protection product, which Shanda launched in the third quarter of 2004.

     Gross Profit. Gross margin improved to a record high of 71.0% for the first quarter of 2005, up from 60.2% in the first quarter of 2004 and 67.1% in the fourth quarter of 2004. The increase in gross margin was mainly due to the increase in revenues from our in-house developed games, growth in the relatively high margin online advertising revenue and increasing economies of scale relating to online game business.

     Income from Operations. Operating income for the first quarter of 2005 was RMB253.9 million (US$30.7 million), representing a 262.7% increase compared to RMB70.0 million in the first quarter of 2004 and a 35.6% increase compared to RMB187.2 million in the fourth quarter of 2004. Operating margin increased to 51.1% in the first quarter of 2005 from 43.5% in the fourth quarter of 2004. This increase was mainly due to the increase of gross margin and the decrease in sales and marketing expense compared with the fourth quarter of 2004. The decrease in sales and marketing expense was primarily due to higher than usual sales and marketing expenses in the fourth quarter of 2004 resulting from specific year-end heavier marketing activities and higher promotional expenses.

     Net Income. In the first quarter of 2005, Shanda had net income of RMB220.1 million (US$26.6 million), representing a 205.9% increase compared to net income of RMB71.9 million (US$8.7 million) in the first quarter of 2004 and a 4.9% decrease compared to net income of RMB231.4 million in the fourth quarter of 2004. Diluted earnings per ADS were RMB3.00 (US$0.36) for this quarter, representing a 163.2% increase compared to diluted earnings per ADS of RMB1.14 in the same period of 2004 and a 3.8% decrease compared to diluted earnings per ADS of RMB3.12 in the fourth quarter of 2004.

     The quarter-over-quarter decrease in Shanda's net income and diluted earnings per ADS was primarily due to two generally non-recurring factors. Firstly, Shanda recorded investment income of US$5.0 million in the fourth quarter of 2004, which was mainly due to a partial sale of a prior strategic investment. In addition, Shanda recorded a loss in equity of Actoz mainly representing the immediate write-off of the valuation of In Process R&D of US$1.9 million in the first quarter of 2005.

     The decrease in net income was also partially due to the increase in the anticipated effective tax rate for the first quarter of 2005. A significant portion of our operations are conducted by Shengqu, our wholly owned foreign enterprise, which was previously exempted from paying income tax but became subject to a 7.5% tax rate starting on January 1, 2005. In addition, we recently restructured our game operations into three operating companies and two of these companies are still in the process of applying for preferential tax treatments. Currently, these companies are subject to the standard income tax rate of 33%.

     The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2005, which was RMB8.2765 to US$1.00. The percentages stated in this press release are calculated based on RMB.

     Certain transactions out of the ordinary course of business have occurred in the first quarter of 2005 and have significantly affected our liquidity and capital resources. In February of 2005, we completed our acquisition of a 29% equity stake in Actoz, following our purchase in December 2004 of a 9% equity stake in Actoz, for an aggregate purchase price of US$106.1 million in cash. In February 2005, we also completed our acquisition of an approximately 19.5% stake in Sina at an aggregate purchase price of US$230.4 million. As a result of these purchases, as of March 31, 2005, our cash and cash equivalents were US$136.5 million.


RECENT BUSINESS HIGHLIGHTS

     Shanda continues to build its game pipeline and expand its content offerings. Shanda recently entered into a license agreement with Turbine, Inc., subject to certain third party approvals, for Dungeons & Dragons(R) Online, a highly anticipated 3D MMORPG based on the world-renowned Hasbro and Wizards of the Coast Dungeons & Dragons(R) franchise. On

April 29 2005, Shanda began open beta testing of Magical Land, an in-house developed fantasy cartoon-style MMORPG mainly targeted at the female user base. The open beta testing generated satisfactory initial results, attracting over 100,000 peak concurrent users within the first two weeks, and continues to build in momentum. In addition, Shanda and the Chinese Academy of Sciences' Institute of Automation (CASIA) formed a strategic partnership in April 2005, through which Shanda will introduce visual reality games using proven CASIA technology. Shanda believes that these games will be particularly well suited for home users and can serve educational and physical exercise purposes.

     Also in April 2005, Shanda extended its interactive entertainment content offerings into the music arena by forming a strategic partnership with Universal Music. Pursuant to a memorandum of understanding, Shanda will offer Universal Music's online music content to Shanda's millions of users through streaming and, in the future, on a downloadable basis over Shanda's interactive entertainment portal at www.poptang.com, as well as within the game operation platform.

     In the first quarter of 2005 Shanda announced a strategic partnership with Baidu.com, Inc., developer and operator of the world's largest Chinese language search engine, to make our content offerings more easily available to a broader user base. Baidu will leverage its search platform to help introduce Shanda's extended interactive entertainment content offerings to a broad audience base, and Shanda will have Baidu's search tools embedded in Shanda's user platform, further strengthening Baidu's leadership position in the search market. In addition, the two companies will explore cross marketing opportunities on each other's platform.


OTHER COMPANY NEWS

     On February 18, 2005 Shanda disclosed it had, together with its controlling shareholder Skyline Media Limited, purchased approximately 19.5% of the outstanding ordinary shares of Sina Corporation (NASDAQ: SINA) through open market transactions. For more detailed information in connections with these purchases, please refer to the Schedule 13D that Shanda filed with the United States Securities and Exchange Commission.


CONFERENCE CALL

     Shanda's management team will host a conference call on May 16, 2005 at 9:00 p.m. Eastern Standard Time, corresponding with May 17, 2005 at 9:00 a.m. Beijing/Hong Kong time, to present an overview of Shanda's financial performance and business operations. To participate in the live call, U.S. callers should dial 800-900-0012 and international callers should dial 973-935-2056. A live webcast of the presentation can also be accessed through Shanda's website at http://www.snda.com.

      A replay of the conference call will be available through May 23, 2005 at midnight ET. The dial-in number is 877-519-4471 within the U.S. and 973-341-3080 internationally. The pass code for the replay is 6009333.

ABOUT SHANDA INTERACTIVE ENTERTAINMENT LIMITED

     Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda's interactive entertainment platform attracts a large and loyal user base, of which an increasing number access our content from home. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.


SAFE HARBOR STATEMENT

     This announcement contains forward-looking statements that are based on Shanda's current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the introduction of visual reality games using CASIA technology and offering online music content. These forward-looking statements involve various risks and uncertainties. Although Shanda believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Shanda's actual results could be materially different from and worse than its expectations. Important risks and uncertainties could cause Shanda's actual results to be materially different from Shanda's expectations include but not limited to risks set forth in Shanda's filings with the U.S. Securities and Exchanges Commission, including Shanda's registration statement on Form F-1.


CONTACT:

Donglei Zhou
Director of Business Development & Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

Todd St.Onge (investors): stonge@braincomm.com
Michael DiPaolo (media):dipaolo@braincomm.com
Brainerd Communicators, Inc.
212-986-6667

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)


                                                   AS OF DECEMBER 31,              AS OF MARCH 31,
                                                         2004                           2005
                                                   ------------------      -----------------------------
                                                          RMB                   RMB               US$
                                                       (AUDITED)           (UNAUDITED)       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents                           3,123,971            1,130,068            136,539
  Restricted cash                                            --              151,821             18,344
  Marketable securities                                 422,327            2,550,290            308,137
  Accounts receivable                                    39,308               52,213              6,309
  Inventories                                             6,039               13,459              1,626
  Due from related parties                                1,515                1,516                183
  Deferred licensing fees and related costs              48,716               44,147              5,334
  Prepayments and other current assets                   27,621               30,196              3,648
  Deferred tax assets                                    29,632               49,562              5,988
                                                      ---------            ---------            -------
Total current assets                                  3,699,129            4,023,272            486,108
                                                      ---------            ---------            -------

Investments in affiliated companies                     155,936              901,494            108,922
Property, equipment and software                        159,170              166,528             20,121
Intangible assets                                        89,934               81,720              9,874
Goodwill                                                133,959              133,959             16,185
Long-term deposits                                        2,363                2,498                302
Other long-term assets                                   50,673               42,727              5,162
                                                      ---------            ---------            -------
Total assets                                          4,291,164            5,352,198            646,674
                                                      =========            =========            =======

LIABILITIES
Current liabilities:
  Accounts payable                                       47,342               40,290              4,868
  Licensing fees payable                                 70,365               76,360              9,226
  Taxes payable                                          40,197               76,617              9,257
  Deferred revenue                                      247,282              250,185             30,228
  Due to related parties                                  1,758               91,994             11,115
  Other payables and accruals                            91,268              248,768             30,057
                                                      ---------            ---------            -------
Total current liabilities                               498,212              784,214             94,751
                                                      ---------            ---------            -------

Convertible debt                                      2,276,175            2,276,192            275,019
                                                      ---------            ---------            -------
Total liabilities                                     2,774,387            3,060,406            369,770
                                                      =========            =========            =======

Minority interests                                        6,879                5,030                608
Commitments and contingencies                                --

SHAREHOLDERS' EQUITY
  Ordinary shares                                        11,585               11,587              1,400
  Series A and Series A-1 Convertible
   preferred shares                                          --                                      --
  Additional paid-in capital                          1,300,454            1,344,421            162,439
  Statutory reserves                                     40,025               40,025              4,836
  Deferred share-based compensation                     (20,623)             (15,294)            (1,848)
  Accumulated other comprehensive gain                  133,815              641,305             77,485
  Retained earnings                                      44,642              264,718             31,984
                                                      ---------            ---------            -------
Total shareholders' equity                            1,509,898            2,286,762            276,296
                                                      ---------            ---------            -------
Total liabilities and shareholders' equity            4,291,164            5,352,198            646,674
                                                      =========            =========            =======

                    SHANDA INTERACTIVE ENTERTAINMENT LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)

                                                                       FOR THE THREE MONTHS PERIOD ENDED,
                                                        -----------------------------------------------------------
                                                          MARCH 31,    DECEMBER 31,              MARCH 31,
                                                            2004           2004                    2005
                                                        -----------    ------------     ---------------------------
                                                            RMB            RMB              RMB             US$
                                                        (unaudited)    (unaudited)      (unaudited)     (unaudited)
                                                        ----------     ------------     -----------     -----------
Net revenues
  MMORPG                                                   199,849         300,234         331,227          40,020
  Casual game                                               24,587          89,941         110,339          13,332
  Others                                                     3,203          40,689          55,410           6,695
                                                        ----------      -----------     -----------     -----------
Total net revenues                                         227,639         430,864         496,976          60,047
                                                        ----------      -----------     -----------     -----------

Cost of services
  Ongoing licensing fees for online games                  (48,374)        (76,144)        (80,100)         (9,678)
  Amortization of upfront licensing fees                    (5,813)         (7,403)         (6,451)           (779)
  Server leasing and maintenance fees                      (16,319)        (21,427)        (19,819)         (2,395)
  Salary and benefits                                       (4,027)         (7,601)         (7,541)           (911)
  Depreciation of property, equipment and software          (6,445)         (7,794)         (9,662)         (1,167)
  Others                                                    (9,705)        (21,468)        (20,383)         (2,463)
                                                        ----------      -----------     -----------     -----------
Total cost of services                                     (90,683)       (141,837)       (143,956)        (17,393)
                                                        ----------      -----------     -----------     -----------

Gross profit                                               136,956         289,027         353,020          42,654

Operating expenses
  Product development                                      (12,447)        (22,548)        (26,522)         (3,205)
  Sales and marketing                                      (18,135)        (34,631)        (26,644)         (3,219)
  General and administrative                               (22,901)        (41,119)        (42,902)         (5,184)
  Share-based compensation                                 (13,463)         (3,516)         (3,028)           (366)
                                                        ----------      -----------     -----------     -----------
Total operating expenses                                   (66,946)       (101,814)        (99,096)        (11,974)
                                                        ----------      -----------     -----------     -----------

Income from operations                                      70,010         187,213         253,924          30,680

Interest income                                              2,727          11,389           9,650           1,166
Amortization of convertible debt issuance cost                  --          (3,524)         (4,494)           (543)
Investment income                                              137          41,418          (3,408)           (412)
Other income (expenses), net                                  (541)         21,302          18,524           2,238
                                                        ----------      -----------     -----------     -----------
Income before income tax expenses, equity in
 loss of affiliated companies and minority interests        72,333         257,798         274,196          33,129

Income tax expenses                                         (1,366)        (19,925)        (42,123)         (5,089)
Equity in loss of affiliated companies                          --          (4,180)        (13,846)         (1,673)
Minority interests                                             975          (2,252)          1,849             223
                                                        ----------      -----------     -----------     -----------
Net income                                                  71,942         231,441         220,076          26,590
                                                        ==========      ==========      ==========      ==========

Income attributable to Series A and Series A-1
 preferred shareholders                                    (18,053)             --              --              --
                                                        ----------      -----------     -----------     -----------
Net income attributable to ordinary shareholders            53,889         231,441         220,076          26,590
                                                        ==========      ==========      ==========      ==========

Earnings per share:
  Basic                                                       0.60            1.66            1.57            0.19
  Diluted                                                     0.57            1.56            1.50            0.18
Earnings per ADS:
  Basic                                                       1.20            3.32            3.14            0.38
  Diluted                                                     1.14            3.12            3.00            0.36

Weighted average ordinary shares outstanding:
  Basic                                                 89,728,818     139,343,240     139,977,991     139,977,991
  Diluted                                               94,605,398     148,513,111     147,087,994     147,087,994
Weighted average ADS outstanding:
  Basic                                                 44,864,409      69,671,620      69,988,996      69,988,996
  Diluted                                               47,302,699      74,256,556      73,543,997      73,543,997

Note:

On February 2, 2005, we completed the acquisition of an approximately 29% stake of Actoz Soft Co., Ltd, or Actoz, a Korean developer, operator and publisher of online games, from certain shareholders of Actoz for approximately US$91.7 million, equivalent to RMB759.0 million, in an all cash transaction. After this acquisition, we own in total approximately 38% of Actoz and will account for the investment in Actoz under equity method of accounting in 2005. As a result, as required by APB 18 "The Equity Method of Accounting for Investments in Common Stock", we have retroactively applied the equity method of accounting to account for our 9% investment in Actoz for the year ended December 31, 2004.